As filed with the Securities and Exchange Commission on May 19, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Royal Dutch Petroleum Company

(Name of Subject Company (Issuer))

Royal Dutch Shell plc

(Name of Filing Person (Offeror))

Ordinary Shares,

nominal (par) value €0.56 per share
(Title of Class of Securities)

780257804

(CUSIP Number of Class of Securities)

Peter Voser

Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
(011 31 70) 377 9111
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

With a Copy to:

William P. Rogers, Jr.

Cravath, Swaine & Moore LLP
Citypoint, One Ropemaker Street
London EC2Y 9HR
England
+44(0)20 7453 1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

$44,761,639,328.76	$5,268,444.95

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Royal Dutch ordinary shares to be received by Royal Dutch Shell, assuming acceptance of the Offer by all holders of Royal Dutch ordinary shares in New York registry form and all holders of Royal Dutch ordinary shares in bearer or Hague registry form in the United States, is calculated as follows: The sum of (i) the product of 1,107,326,950 Royal Dutch Ordinary shares New York registry form and a price of $28.32, which represents the average of the high and low prices of Royal Dutch ordinary shares in New York registry form on the New York Stock Exchange on May 13, 2005 and subsequently dividing such amount by two as one Royal Dutch Shell Class A ADR, which will represent two Royal Dutch Shell Class A Ordinary Shares, is being offered in exchange for each Royal Dutch ordinary share in New York registry form, and (ii) the product of 471,740,236 Royal Dutch ordinary shares in Hague registry form and a price of $28.41, which represents the average of the high and low prices of Royal Dutch ordinary shares in Hague registry form on Euronext Amsterdam on May 13, 2005, converted to U.S. dollars using the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, and subsequently dividing such amount by two as two Royal Dutch Shell Class A Ordinary Shares are being offered in exchange for each Royal Dutch ordinary share in Hague registry form.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $5,268,444.95

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,628,444.95

Form or Registration No.: Form F-4 (Registration No. 333-125037)
Filing Party: Royal Dutch Shell plc
Date Filed: May 18, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the exchange offer (the “Offer”) made by Royal Dutch Shell plc (“Royal Dutch Shell”) to exchange all of the issued and outstanding ordinary shares of the Royal Dutch Petroleum Company (“Royal Dutch”) on the basis of 2 Royal Dutch Shell Class A ordinary shares (the “Class A Shares”) for each Royal Dutch ordinary share in bearer or Hague registry form or 1 Royal Dutch Shell American depositary share (representing two Class A Shares) for each Royal Dutch ordinary share in New York registry form. The terms and conditions of the Offer are set forth in a prospectus of the Offeror dated May 19, 2005 (the “Prospectus”). This Schedule TO is being filed on behalf of the Offeror.

Items 1-11.

      The information in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Schedule TO.

Item 12.     Exhibits.

(a)(1)(i)	Prospectus dated May 19, 2005 (incorporated by reference to Royal Dutch Shell’s registration statement on Form F-4 filed on May 18, 2005, Registration No. 333-125037 (the “Registration Statement”).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	Form of Acceptance Form and Deed of Transfer of Royal Dutch Hague Registered Shares (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(2)	None.
(a)(3)	None.
(a)(4)	Filed herewith as Exhibit (a)(1)(i).
(a)(5)	Other Disclosure Materials.
(b)	None.
(d)(1)	Implementation Agreement dated as of May 18, 2005 by and between Royal Dutch, The “Shell” Transport and Trading Company, p.l.c. and Royal Dutch Shell (included as Annex A to Exhibit (a)(1)).
(g)	None.
(h)	None.

Item 13.	Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ROYAL DUTCH SHELL PLC

By:	/s/ PETER VOSER

Name: Peter Voser
Title: Director and Chief Financial Officer

Dated: May 19, 2005